Exhibit (d)(iii)

TENDER OFFER AND STANDSTILL AGREEMENT

This Tender Offer and Standstill Agreement (the “Agreement”) is made and entered into effective as of the 11 day of July 2017, by and among MFS Investment Grade Municipal Trust (“CXH” or the “Trust”) and Massachusetts Financial Services Company (“MFS” and, together with CXH, the “Fund Parties”), each having its principal place of business at 111 Huntington Avenue, Boston, MA 02199, and Karpus Management, Inc., d/b/a Karpus Investment Management, having its principal place of business at 183 Sully’s Trail, Pittsford, NY 14534, and its employees and “affiliated persons” (as that term is defined in the Investment Company Act of 1940) (collectively “Karpus”) (the Fund Parties, on the one hand, and Karpus, on the other hand, are each referred to as a “Party” and, collectively, the “Parties”).

WHEREAS, MFS is a registered investment adviser that acts as investment adviser to the Trust;

WHEREAS, on April 11, 2017, Karpus submitted a shareholder proposal to the Trust (the “Karpus Proposal”) for inclusion in the proxy statement of the Trust relating to the Trust’s 2017 annual meeting of shareholders, requesting that the Trust’s shareholders approve the following non-binding resolution: “[T]he shareholders of the MFS Investment Grade Municipal Trust . . . request that the Board of Trustees promptly consider authorizing a self-tender offer for all outstanding shares of the Trust at or close to net asset value (“NAV”). If more than 50% of the Trust’s outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge or convert the Trust to an open-end mutual fund.”;

WHEREAS, MFS and Karpus have engaged in discussions regarding the Karpus Proposal and possible alternatives (the “Discussions”) and entered into a separate letter agreement dated May 9, 2017, as amended on May 17, 2017, May 24, 2017, June 2, 2017, June 5, 2017, June 6, 2017 and June 20, 2017 (the “Confidentiality Letter Agreement”), regarding confidentiality obligations with respect to the Discussions; and

WHEREAS, the Parties wish to resolve matters concerning the Karpus Proposal pursuant to the terms hereof;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Tender Offers. Subject to the satisfaction of Section 2 below, the Fund Parties agree to:

(a) Conduct a cash tender offer (the “Initial Tender Offer”) by the Trust pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), for up to 15% (the “Maximum

Amount”) of the Trust’s then outstanding common shares (the “Shares”) at a price equal to 98% of the net asset value (“NAV”) of the Shares as of the close of ordinary trading on the New York Stock Exchange (“NYSE”) on the date the Initial Tender Offer expires. The Initial Tender Offer will be subject only to the conditions as are set forth in Appendix A hereto, which do not include conditions as to any particular number of Shares being tendered or the discount to NAV at which the Trust’s Shares have traded, and the Trust will use its best efforts to commence the Initial Tender Offer on or before August 15, 2017; and

(b) Conduct an additional cash tender offer (the “Conditional Tender Offer”) by the Trust pursuant to the requirements of the Exchange Act for up to 7.5% (the “Conditional Maximum Amount”) of its then outstanding Shares at a price equal to 98% of the NAV of the Shares as of the close of ordinary trading on the NYSE on the date the Conditional Tender Offer expires, if and only if the Average Trading Discount (as defined below) of the Shares is greater than 6% for the Trigger Period (as defined below) (the “Trigger”). The “Trigger Period” is the period starting on the date that is 90 calendar days and ending on the date that is 180 calendar days following the date of the completion of the Initial Tender Offer (such date of completion being the date upon which the Trust makes payment for all validly tendered Shares that have been accepted for payment in the Initial Tender Offer). If the Trigger is satisfied, the Conditional Tender Offer will be subject only to the conditions as are set forth in Appendix A hereto, which do not include conditions as to any particular number of Shares being tendered, and the Trust will use its best efforts to commence the Conditional Tender Offer promptly following the end of the Trigger Period.

For these purposes, “Average Trading Discount” means the simple average of the trading discounts (and premiums, as the case may be) of the Shares on each day the NYSE is open for trading (each a “Business Day”) during the Trigger Period, with the trading discount (or premium) on each Business Day equal to the percentage difference between the NAV of the Shares and the trading price of the Shares as of the close of regular trading on the NYSE on such Business Day (the “closing price”), with a trading price below NAV expressed as a positive percentage (i.e., percentage discount) and a trading price above NAV as a negative percentage (i.e., percentage premium).1 The Trust shall perform such calculations as soon as practicable after the applicable period in good faith and on a consistent basis using the Trust’s published daily NAV calculations and the closing price of the Shares as published by Bloomberg.

(c) The Trust shall purchase Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount with respect to the Initial Tender Offer and the Conditional Maximum Amount with respect to the Conditional Tender Offer if greater than such amounts of Shares are properly tendered and not properly withdrawn. The consideration to be paid by the Trust for Shares under the Initial Tender Offer and the Conditional Tender Offer shall consist solely of cash.

[1]	For example, if the closing price of the Shares is $6 and the NAV $8 on a Business Day, and the closing price of the Shares is $11 and the NAV $10 on the next Business Day, the Average Trading Discount for those two Business Days would be 7.5%, which is the simple average of a 25% discount on the first Business Day and a 10% premium (-10%) on the second Business Day.

2. Karpus Obligations. Upon public announcement by the Trust of its intention to conduct the Initial Tender Offer and the Conditional Tender Offer if the Trigger is satisfied (the “Announcement”), a copy of which is attached hereto as Appendix B:

a)	The Karpus Proposal shall be deemed withdrawn immediately following the issuance of the Announcement and Karpus shall not submit any additional proposal or nominees for Trustee in connection with the Trust’s 2017 annual shareholder meeting or any adjournments or postponements thereof;

b)	Karpus shall, for a period commencing on the date of Announcement and ending the later of (x) three years following the date of the Announcement and (y) the day after the date of completion of the last annual meeting (or special meeting held in lieu thereof) held during calendar 2020, including any adjournments or postponements thereof, of an MFS Closed-End Fund listed on Appendix C hereto (including, without limitation, with respect to the Trust’s 2017 annual shareholder meeting): (i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals concerning an MFS Closed-End Fund; (ii) vote in accordance with the recommendations of the Boards of Trustees of the MFS Closed-End Funds on nominees for election as Trustees of the MFS Closed-End Funds; (iii) vote in accordance with the recommendations of the Boards of Trustees on any other matters affecting any MFS Municipal Closed-End Fund listed on Appendix C hereto (this requirement shall not apply to any MFS Taxable Closed-End Fund listed on Appendix C hereto); (iv) refrain from directly or indirectly soliciting or encouraging others to vote against the recommendations of the Boards of Trustees on any matters affecting any MFS Closed-End Fund; (v) refrain from proposing any nominees for election to the Board of Trustees of any MFS Closed-End Fund; (vi) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving any MFS Closed-End Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of any MFS Closed-End Fund’s assets; (vii) refrain from granting a proxy with respect to shares of any MFS Closed-End Fund other than to officers of, or other persons named as proxies by, such MFS Closed-End Fund; (viii) refrain from executing any written consent with respect to the shares of any MFS Closed-End Fund other than as may be solicited by such MFS Closed-End Fund; (ix) refrain from joining or participating in a group concerning any MFS Closed-End Fund; (x) refrain from seeking the removal of any member of the Board of Trustees of any MFS Closed-End Fund; (xi) refrain from seeking control or influence over the management or policies of any MFS Closed-End Fund; (xii) refrain from publicly disclosing any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this subparagraph 2(b); and (xiii) refrain from requesting, directly or indirectly, any amendment or waiver of any provision of this subparagraph 2(b) (including this sentence).

It is understood and agreed that this subparagraph 2(b) and the remainder of this Agreement shall not supersede or replace the Standstill Agreement between MFS and Karpus dated July 2, 2015 (the “2015 Standstill”), which shall remain in full force and effect separately from this Agreement, including as it relates to Karpus’ obligations in Section 2(c) thereof with respect to the MFS Taxable Bond Funds (as defined therein). By way of clarification, Section 2(c)(iii) of the 2015 Standstill shall continue to apply for the full period specified therein with respect to the MFS Taxable Bond Funds notwithstanding anything to the contrary in Section 2(b)(iii) of this Agreement.

c)	Notwithstanding anything to the contrary in subparagraph 2(b), Karpus may vote against the recommendation of the Board of Trustees with respect to any proposal to change any MFS Closed-End Fund’s fundamental investment policies.

3. No Disparagement. For a period of three years from the date of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging or impugning the integrity or reputation of the other Party, their members, directors, officers, employees or affiliates, or any members of the Board of Trustees with respect any matters affecting any MFS Closed-End Fund. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. Confidentiality. Subject to the second sentence of this Section 4, MFS and Karpus hereby agree to and do hereby extend the term of the Confidentiality Letter Agreement until the time of the Announcement or, if the Announcement does not occur on or before July 17, 2017, until the close of regular trading on the NYSE on July 17, 2017. For the avoidance of doubt, the Parties acknowledge that Karpus will be required to file a copy of this Agreement on an amendment to Schedule 13D (to be filed with the SEC no later than two Business Days from the date of this Agreement), and the Trust will be required to file a copy of this Agreement with its Form TO filings in connection with the Initial Tender Offer.

5. Third Party Beneficiaries. The Parties agree that the MFS Closed-End Funds other than the Trust (which is a Party hereto) are intended as third party beneficiaries of this Agreement, and that any such MFS Closed-End Fund is entitled to rely on and may enforce the terms and provisions hereof directly as if it were a party hereto.

6. No Assignment. This Agreement shall be binding upon the parties and their respective legal successors and permitted assigns. No Party may assign this Agreement without the prior written consent of the other Party and any such attempted assignment shall be void.

7. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the Commonwealth of Massachusetts, without regard to conflicts of law rules. The Parties hereto agree that the state and federal courts of the Commonwealth of Massachusetts shall be the proper forums for any legal controversy arising in connection with this Agreement, and the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes.

8. Injunctive Relief: Each Party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other Party for which monetary damages will not be sufficient. Each Party hereto agrees that, in the event of a breach or threatened breach by the other Party of its obligations under this Agreement, the non-breaching Party shall be entitled, in addition to its other rights and remedies hereunder or at law, to seek injunctive or other equitable relief, including specific performance, as applicable, and such further relief as may be proper from a court of competent jurisdiction.

9. Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions or Appendices shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

10. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision.

11. No Waiver. A waiver of a breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

12. Counterparts. This Agreement may be executed in counterparts, either manually or by electronic or digital signature (including by facsimile or electronic mail transmission in pdf format) and each counterpart shall have the effect of an original.

13. Entire Agreement. This Agreement and any other written agreement entered into by the Parties on or after the date of this Agreement shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof (it being understood and agreed that the 2015 Standstill relates to a different subject matter and is not superseded hereby).

14. Massachusetts Business Trust Matters. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not in their individual capacity and that the obligations of the Trust under this instrument are not binding upon any of the Trustees, officers or shareholders of the Trust in their individual capacity, but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.

KARPUS MANAGEMENT, INC.		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Daniel L. Lippincott	By:	/s/ Heidi Hardin
Name:	Daniel L. Lippincott	Name:	Heidi Hardin
Title:	Dir. of Investment Personnel	Title:	General Counsel

MFS INVESTMENT GRADE MUNICIPAL TRUST

		By:	/s/ James Yost
		Name:	James Yost
		Title:	Treasurer

APPENDIX A

TENDER OFFER CONDITIONS:

It is a condition to each of the Initial Tender Offer and the Conditional Tender Offer (in addition to the condition that the Trigger be satisfied in the case of the Conditional Tender Offer) that the Fund cannot accept tenders or effect repurchases, unless otherwise determined by the Fund’s Board of Trustees, if: (1) such transactions, if consummated, would (a) result in delisting of the Fund’s Shares from the NYSE (the NYSE Listed Company Manual provides that the NYSE would promptly initiate suspension and delisting procedures with respect to closed-end funds if the average global market capitalization of the entity over thirty consecutive trading days is below $50,000,000); (b) cause the Fund to fail to qualify and to be treated as a regulated investment company under the Internal Revenue Code of 1986 (which would subject the Fund to tax on its taxable income at corporate rates, and cause all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, to be taxable to stockholders as ordinary income); or (c) result in a failure to comply with the applicable asset coverage requirements applicable to any senior securities of the Fund that are issued and outstanding; (2) there is any (a) in the Board of Trustees’ reasonable judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund; (b) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System; (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State or (d) a new limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions; or (3) the Board of Trustees determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or its shareholders.

APPENDIX B

Announcement

For Immediate Release	Contacts: Dan Flaherty, +1 617.954.4256
James Aber, +1 617.954.6154

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES TENDER OFFERS

BOSTON (July 11, 2017) – MFS Investment Management® (MFS®) announced today that the Board of Trustees (the “Board”) of MFS Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH), a closed-end management investment company, authorized the Fund to conduct a cash tender offer (the “Initial Tender Offer”) for up to 15 percent of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 98 percent of the Fund’s net asset value (NAV) per Share as of the close of regular trading on the New York Stock Exchange on the date the Initial Tender Offer expires. The Fund expects to commence the Initial Tender Offer on or before August 8, 2017.

The Board also authorized the Fund to conduct an additional cash tender offer (the “Conditional Tender Offer”) approximately six months after the close of the Initial Tender Offer for up to 7.5 percent of the Fund’s then outstanding Shares at a price per share equal to 98 percent of the Fund’s NAV per Share as of the close of regular trading on the New York Stock Exchange on the date the Conditional Tender Offer expires, provided that the Conditional Tender Offer will take place only if the average trading discount of the Shares to NAV is greater than 6 percent during the period that begins 90 calendar days and ends 180 calendar days after the completion of the Initial Tender Offer. As of June 30, 2017, the Fund had 11,586,957 shares of common stock outstanding, 1,950 shares of preferred stock outstanding, and total net assets of $122,735,361 (not including preferred shares).

The Board approved the recommendation of MFS, the Fund’s investment adviser, to authorize the Initial Tender Offer and the Conditional Tender Offer (together, the “Tender Offers”) as part of an agreement with a large shareholder of the Fund that agreed to withdraw a shareholder proposal for the Board to consider a tender offer for all of the Fund’s outstanding common shares at or close to NAV. In determining to authorize the Tender Offers as part of such agreement, the Board took into account a variety of factors. These included, among others, the fact that the Initial Tender Offer (and the Conditional Tender Offer, if conducted) may help to reduce the trading discount of the Shares and that, by conducting the Tender Offers at 98% of the NAV of the Shares, the purchase of Shares tendered would be somewhat accretive to the NAV of Shares that remain outstanding immediately following the Tender Offers. The Board also considered that the Fund’s total net assets will decrease as a result of the Initial Tender Offer (and the Conditional Tender Offer, if conducted), which may result in greater volatility, less investment flexibility and proportionately higher expenses for the Fund’s remaining shareholders following the Tender Offers.

Additional terms and conditions of the Tender Offers will be set forth in the Fund’s offering materials. If the number of shares tendered exceeds the maximum amount of either Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered common shares. The Fund may determine not to accept shares tendered in either Tender Offer under various circumstances, as will be set forth in the offering materials.

Further information about the Tender Offers will be announced by future press releases. This announcement is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. The Fund has not yet commenced the Tender Offers described in this release. A Tender Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the applicable offer to purchase and tender offer statement on Schedule TO and related exhibits if and when those documents are filed and become available, as they will contain important information about the particular Tender Offer. The Fund will also make available, without charge, the offer to purchase and the letter of transmittal for each Tender Offer that is conducted.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Fund

The Fund is a closed-end investment company product. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management

Established in 1924, MFS is an active, global investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of June 30, 2017, MFS manages US$462.1 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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APPENDIX C

Complete List of MFS Closed-End Funds

MFS Taxable Closed-End Funds

MFS Charter Income Trust

MFS Government Markets Income Trust

MFS Intermediate High Income Fund

MFS Intermediate Income Trust

MFS Multimarket Income Trust

MFS Special Value Trust

MFS Municipal Closed-End Funds

MFS California Municipal Fund

MFS High Income Municipal Trust

MFS High Yield Municipal Trust

MFS Investment Grade Municipal Trust

MFS Municipal Income Trust